U.S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                       FORM S-8
                                       Amendment

                  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             SEAWRIGHT HOLDINGS, INC.
                    (Name of Small Business Issuer in its Charter)

         Delaware                       8111                  541965220
 (State or jurisdiction of  (Primary Standard Industrial   I.R.S. Employer
        incorporation        Classification Code Number)   Identification No.)
       or organization)

       600 Cameron Street, Alexandria, Virginia 22134; (703) 340-1269
      (Address and telephone number of Registrant's principal executive offices and principal place of business)

                          Consulting Option Agreements
                           (Full title of the Plans)

James DeOlden, Esq., 15375 Barranca Parkway, Suite I-101, Irvine, CA   92618
                 (Name and address of agent for service)

                                (949) 450-9943
     (Telephone number, including area code, of agent for service)

                                   Part I
          Information Required in the Section 10(a) Prospectus

Item 1.

The Form S-8 as originally filed on January 8, 2004, provided for the exercise of eight hundred thirty-seven thousand, five hundred (837,500) options to purchase eight hundred thirty-seven thousand, five hundred (837,500) shares of common stock of Seawright Holdings, Inc., the Registrant. This amendment to the Form S-8 provides that the David Levy (Owner) of said options has exercised one hundred and sixty thousand (160,000) options to purchase shares of common stock at an exercise price of $0.5625 and has paid sixty-three thousand five hundred dollars ($63,500) in cash to the Registrant and has tendered all previously issued Series A Preferred shares issued back to the Registrant at a recognized price of twenty-six thousand five hundred dollars ($26,500), for the total exercise price of ninety thousand dollars ($90,000).

The Registrant will continue to owe to David Levy one hundred thousand (100,000) options to purchase one hundred thousand (100,000) pursuant to the Form S-8 under the same terms and conditions as in the Form S-8, with the remaining five hundred seventy-seven thousand five hundred shares underlying said options being hereby deregistered.

                              SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for this Amendment to its filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorize, in the City of Alexandria, Virginia, on January 25, 2005.

                                       Seawright Holdings, Inc.
                                       By:  /s/  Joel Sens
                                       Joel Sens, President, Treasurer and
                                       Director

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated:

         Signature                    Title                    Date

/s/ Joel Sens               President, Treasurer and       January 25, 2005
Joel Sens                   Director

                                 Exhibit 99.1
                             Termination Agreement

                             TERMINATION AGREEMENT

THIS TERMINATION AGREEMENT (the "Agreement") dated October 1, 2004, is entered into by and among Seawright Holdings, Inc., (the "Company"), a Delaware corporation having its principal place of business at 600 Cameron Street, Alexandria, Virginia 22314, and David Levy, an individual (the "Consultant"), residing at 3800 Charles Avenue,
Alexandria, Virginia 22305.

WHEREAS, Consultant and the Company entered into that certain Consulting Services Agreement (the "Consulting Services Agreement") on December 31, 2003; and

WHEREAS, as set forth in the Consulting Services Agreement, Consultant has provided services to the Company as an independent contractor and not as an employee; and

WHEREAS, the Company and Consultant have agreed to terminate the Consulting Services Agreement; and

WHEREAS, the Company and Consultant desire to set forth the terms and conditions governing termination of the Consulting Services Agreement, as set forth below; and

WHEREAS, the Company and Consultant desire to enter into an agreement which shall supercede all prior agreements between the parties, except as otherwise expressly set forth herein;

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned parties agree as follows:

     1.  Termination of Consulting Services Agreement.

     The Consulting Services Agreement shall terminate, and this Agreement shall become effective, as of October 1, 2004 (the "Effective Date"). Consultant waives compliance with Section 7(b) of the Consulting Services Agreement.

     2.  Consideration.

     In consideration for the termination of the Consulting
Services Agreement, the parties agree to the following:

     (a) Consultant shall exercise a previously issued option to purchase One-Hundred Sixty Thousand (160,000) shares of common stock in the Company at the exercise price of $0.5625 per share. Such exercise shall be effected in the following manner: (i) on the Effective Date the Company shall redeem and then cancel all Series A Preferred Company Stock previously issued to Consultant, plus all dividends accrued to such Series A Preferred Company Stock; and (ii) Consultant shall deliver to the Company a certified check, payable to the Company, in the amount of Sixty-Three Thousand Five Hundred Dollars and No Cents ($63,500.00), such certified check to be delivered to the Company by hand, or by registered mail, postage prepaid or by overnight courier, no later than close of business on or before the Effective Date. The consideration set forth in subsections (i) and (ii) above are equal in value to the total exercise price of $90,000.

     (b) One (1) year from the Effective Date, Consultant shall have the right to require the Company to purchase, in full or in part, for the sum of One Dollar and Twenty-Five Cents ($1.25), the One-Hundred Sixty Thousand (160,000) shares of common stock purchased by Consultant pursuant to Section 2(a) of this Agreement. This right refers to the specific shares referred to in Section 2(a), and the Company will not be obligated to purchase any other shares tendered by the Consultant.
After receiving notice of Consultant's intention to exercise his put option pursuant to this Section 2(b), the Company shall have thirty (30) days to effect such redemption and make the required payment upon tender by Consultant of certificates evidencing the shares to be redeemed.
Such payment may be in cash or by non-certified check.

     (c)  Pursuant to Section 2 of the Consulting Services
Agreement, the Company granted Consultant an option to purchase Eight-Hundred Thirty-Seven Thousand Five Hundred (837,500) shares of common stock in the Company (the "Options"). As of the Effective Date, Consultant shall retain Options to purchase One-Hundred Thousand (100,000) shares of common stock (the "Retained Options"), and all remaining Options shall be cancelled. The expiration date of the Retained Options shall be as set forth for the Options granted in
Section 2 of the Consulting Services Agreement, provided, however, that Consultant shall be permitted to exercise the Retained Options to purchase no more than Ten Thousand (10,000) shares of common stock in any thirty (30) day period, provided, further that the Company may permit Consultant to exercise Retained Options for greater than 10,000 shares in any given month solely at the discretion of the Company.

     3.  Confidentiality; Non-Disparagement.

     (a) Consultant shall not disclose to others, or use, any of the Company's financial information, marketing plans, secret or confidential information, knowledge or data (oral, written, or in machine-readable form) that Consultant may obtain or has obtained at any time during the course of or in connection with Consultant's contractual relationship with the Company, whether prior to the execution of this Agreement or otherwise, including such intellectual property, inventions, discoveries, information, knowledge, know-how or data relating to machines, equipment, products, systems, software, research or development, designs, compositions, formulae, processes, procedures or business methods, whether or not developed by Consultant, by individuals in the Company, or obtained by the Company from third parties, and irrespective of whether or not such inventions, discoveries, information, knowledge or data have been identified by the Company as secret or confidential, unless and until, and then to the extent and only to the extent that, such inventions, discoveries, information, knowledge or data become available to the public otherwise than by Consultant's act or omission.

     (b) Consultant agrees to keep the provisions of this Agreement confidential; provided, however, that Consultant may disclose the contents of the Agreement to Consultant's personal financial and legal advisers, and to enforce Consultant's rights hereunder.
Similarly, the Company agrees to maintain the confidentiality of this Agreement, provided, however, that the Company may disclose the contents of the Agreement to its Board of Directors and senior Officers, to its financial and legal advisors, as required by IRS regulations (i.e., Form
990), and to enforce its rights hereunder.

     (c) Each party further agrees that neither party nor anyone acting on such party's behalf will make any intentionally derogatory, defamatory or disparaging statements regarding the other party, including the Company's affiliated entities or its employees, in the context of their business and professional activities. Each party further covenants and agrees that such party will not encourage anyone, including such party's officers, directors, employees, agents, representatives, relatives, friends or associates to take any action of the foregoing nature.

     4.  Restrictive Covenants.

     (a)  For a period of twelve (12) months after the Effective
Date Consultant shall not (i) solicit business from any person, firm or entity that was a customer of the Company at any time within the twelve
(12) months preceding the Effective Date, (ii) induce or attempt to induce any such customer to reduce its business with the Company or
(iii) solicit business from any prospective customer of the Company. For purposes of this Section 4(a), "prospective customer" shall mean potential customers that the Company has solicited, or with which the Company has had active discussions concerning potential business, with or without the assistance of the Consultant, at any time during the twelve (12) months preceding the Effective Date.

     (b)  For a period of twelve (12) months after the Effective
Date Consultant shall not solicit or attempt to solicit, for employment or provision of services as an independent contractor, any person who is a member of the Board of Directors, an Officer or an employee of the Company.

     5.  Return of Property.

     Consultant expressly acknowledges that Consultant has returned to the Company the originals and all copies (in any medium) of any business records and property of the Company that are or were subject to his custody or control, regardless of the sources from which such records were obtained, and Consultant hereby certifies that this has been done after diligent search and inquiry to the best of his knowledge and belief.

     6.  Release.

     Consultant, on behalf of himself, his family members and his and their heirs and successors, assigns, affiliates, attorneys and agents (other than the Company) (collectively, "Successors"), fully waives and releases and forever discharges the Company and anyone connected with it, including, if any, its subsidiaries, parents, affiliates, officers, directors, shareholders, employees, contractors, consultants, agents, partners and associates, as well as the heirs, executors, administrators, attorneys, insurers, predecessors, successors and assigns of each of the foregoing (collectively, the "Company Releasees") from any and all claims, demands, complaints, obligations, promises, agreements, controversies, costs, contracts, causes of action, lawsuits, rights, charges, damages, actions, and liabilities of every kind, whether in law or in equity, known or unknown, suspected or unsuspected (collectively, "Claims"), which he ever had or now has against one of more of the Company Releasees of any type, nature, and description from the beginning of time through and including the Effective Date (the "Release"). Without in any way limiting the foregoing, this Release includes claims arising out of the execution of this Agreement or the negotiation of this Agreement, or any purported representations or omissions leading to this Agreement and any claims arising from or related to Consultant's contractual relationship with the Company or the termination thereof, including any express or implied contract of employment claims, any tort claims, claims under Title VII of the Civil Rights Act of 1964, as amended, Section 1981 of the Civil Rights Act of 1866, the Age Discrimination in Employment Act of 1967, as amended, the Older Workers Benefit Protection Act of 1974, as amended, Titles 40.1, 51.1, 51.5 and 65.2 of the Annotated Code of Virginia, 1950, as amended, the Americans with Disabilities Act of 1989, the Family and Medical Leave Act of 1993, and the Employee Retirement Income Security Act of 1974, as amended, claims arising out of any federal, state or local laws, executive orders, rules or regulations prohibiting discrimination or harassment based on any protected status including race, national origin, age, gender, marital status, disability, veteran status or sexual orientation, all claims under related common law, statutes and executive orders at the federal, state or local levels of government, claims under any legal restriction on an employer's freedom to terminate any of its employees, and any claim to any benefit from any relationship with the Company or any other Company Releasee. Nothing contained in this Agreement is intended to waive or release, and the Company expressly acknowledges, Consultant's right to enforce the terms of this Agreement.

     7.  Right to Review; Consultation with Counsel.

     (a) Consultant may have up to twenty-one (21) days from the date of receipt of this Agreement to review and sign this Agreement. Consultant may waive this 21-day period. Furthermore, Consultant has seven (7) days following signature of this Agreement to revoke it, and this Agreement shall not become effective or enforceable until the revocation period has expired. If Consultant decides to revoke this Agreement within the revocation period, Consultant shall send written notification to the Company's President by 5:00 p.m. on or before the seventh (7th) calendar day after Consultant signs this Agreement.

     (b) Consultant acknowledges that he has had an opportunity to consult with an attorney of his choice prior to signing this Agreement, and that he signed this Agreement knowingly, voluntarily and freely, and after consultation with such counsel (if any) as he deemed appropriate.

     8.  Recitals Incorporated.

     All recitals are incorporated herein as material provisions of this Agreement.

     9.  Notice.

     Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, or sent by registered mail, postage prepaid or by overnight courier. Any such notice shall be deemed given when so delivered personally, or, if mailed, five (5) days after the date of deposit in the United States mail, or, if delivered by overnight courier, the day after such sending, to the appropriate address first set forth above, provided, however, that a copy of any notice sent to the Company shall be sent (without constituting notice) to Williams & Connolly LLP, 725 Twelfth Street, NW, Washington, DC 20005, Attn: Michael O'Connor, Esq. Any party may by notice given in accordance with this Section 9 to the other party, designate another address or person for receipt of notices hereunder.

     10.  Modifications; Waiver.

     No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Consultant and a duly authorized officer of the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions of this Agreement at the same or any prior or subsequent time.

     11.  Successors; Binding Agreement.

     The Company may require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company or any division of the Company to expressly assume and agree in writing to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. This Agreement shall inure to the benefit of and be enforceable by Consultant's personal or legal representatives, executors, estate, trustees, administrators, successors, heirs, distributees, devisees and legatees. This Agreement is personal to Consultant and neither this Agreement nor any rights hereunder may be assigned by Consultant.

     12.  Severability.

     The Company and Consultant agree that the agreements and provisions contained in this Agreement are severable and divisible, that each such agreement and provision does not depend upon any other provision or agreement for its enforceability, and that each such agreement and provision set forth herein constitutes an enforceable obligation between the parties hereto. Consequently, the parties hereto agree that neither the invalidity nor the unenforceability of any provision of this Agreement shall affect the other provisions, and this Agreement shall remain in full force and effect and be construed in all respects as if such invalid or unenforceable provision were omitted.

     13.  Construction.

     No provision of this Agreement shall be interpreted or construed against any party because that party or its legal representative drafted that provision. The captions and headings of the Sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement. Unless the context of this Agreement clearly requires otherwise: (a) references to the plural include the singular, the singular the plural, and the part the whole, (b) references to one gender include all genders, (c) "or" has the inclusive meaning frequently identified with the phrase "and/or,"
(d) "including" has the inclusive meaning frequently identified with the phrase "including but not limited to" or "including without limitation,"
(e) references to "hereunder," "herein" or "hereof" relate to this Agreement as a whole, and (f) the terms "dollars" and "$" refer to United States dollars. Section, subsection, exhibit and schedule references are to this Agreement as originally executed unless otherwise specified. Any reference herein to any statute, rule, regulation or agreement, including this Agreement, shall be deemed to include such statute, rule, regulation or agreement as it may be modified, varied, amended or supplemented from time to time. Any reference herein to any person shall be deemed to include the heirs, personal representatives, successors and permitted assigns of such person.

     14.  Entire Agreement.

     The foregoing contains the entire agreement between the parties relating to the subject matter of this Agreement, and supersedes all prior discussions, agreements or understandings with respect thereto, provided, however, that as set forth herein, certain provisions of the Consulting Services Agreement shall survive the execution of this Agreement and shall remain in full force and effect.

     15.  Governing Law.

     This Agreement shall be governed by the laws of the Commonwealth of Virginia, without giving effect to any principles of conflict of law or choice of law rules (whether of the Commonwealth of Virginia or of any other jurisdiction) that would result in the application of the substantive or procedural laws or rules of any other jurisdiction

     16.  Counterparts.

     This Agreement may be executed in several counterparts
(including via facsimile), each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

     17.  Securities Transactions.

     Consultant understands that this Agreement contemplates transactions in securities and agrees to comply with all obligations under applicable federal and state securities laws. Consultant may be asked to fill out documentation in order to permit the Company to comply with such securities laws. Failure to cooperate with the Company with respect to the foregoing shall relieve the Company of any obligation to effect any of the transactions contemplated herein. In addition to the foregoing, Consultant hereby represents, warrants and covenants, as applicable that as of today and as of the Effective Date, Consultant:

     (a) has the requisite competence, power and authority to execute and deliver this Agreement, to perform his obligations hereunder, and to the consummate the transactions contemplated hereby;

     (b) has duly executed and delivered this Agreement which is enforceable against him in accordance with its terms;

     (c) has had an opportunity to review all documents and information provided by the Company that such Consultant has requested and considers material to his decision to enter into this Agreement;

     (d) is a sophisticated investor with such knowledge and experience in financial business matters and investments in securities that the Consultant is capable of evaluating the merits and risks of acquiring the shares of Company common stock to be issued to the Consultant and is an accredited investor as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act by virtue of his net worth being in excess of $1,000,000;

     (e) is aware that acquiring shares of the Company common stock is a speculative investment, is able to bear the economic risk of this investment, is able to hold the shares of Company common stock indefinitely and understands that he may lose his entire investment;

     (f) acknowledges that, except as set forth in Company's periodic reporting as filed with the SEC, neither the Company nor any officer, director, employee, agent or representative of the Company has made any representations or warranties of any kind to the Consultant with respect to his investment in the Company common stock and/or redemption of Company preferred stock;

     (g) understands that the share of Company common stock to be issued to Consultant in connection with this Agreement will not have been registered under the Securities Act, or any other applicable state or federal securities laws;

     (h) has no present intention of reselling, directly or indirectly participating in any distribution of, or otherwise disposing of such shares of Company common stock in violation of applicable securities laws;

     (i) understands that the shares of Company common stock to be issued to Consultant may not be offered for sale, sold or transferred except pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirement;

     (j) acknowledges that a legend substantially as follows will be placed on the certificates representing the shares of Company common stock issued to the Consultant in connection with this Agreement, along with any additional legend required by federal or state law or required pursuant to any shareholder or similar agreement:

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT;

     (k) understands that the shares of Company common stock to be issued to the Consultant are being transferred in reliance upon the validity and accuracy of the representations, warranties and covenants of Consultant set forth herein, and Consultant shall indemnify and hold the Company harmless from damage, claim or loss (including attorneys' fees) resulting from the breach or inaccuracy of any such representation, warranty or covenant set forth herein.

IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the Effective Date.

                                       SEAWRIGHT HOLDINGS, INC.
                                       By: /s/Joel Sens
                                       President

                                       /s/DAVID LEVY